The following information was taken from a Fidelity Stock Selector All Cap Fund prospectus sticker with an effective date of July 31, 2010.

Allocating the fund's assets among sector central funds that provide exposure to different sectors of the U.S. stock market (at present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities). Sector central funds are specialized investment vehicles designed to be used by Fidelity funds.

Through the sector central funds, investing in domestic and foreign issuers, and in "growth" and/or "value" stocks.